                                                                                                                                    December 13, 2016

BY EDGAR

Mr. Ethan Horowitz, Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

RE:	Response to Comment Letter dated November 30, 2016 Petróleo Brasileiro S.A. Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 28, 2016 File No. 1-15106

Dear Mr. Horowitz:

By letter dated November, 30, 2016, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F for the fiscal year ended December 31, 2015, by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”).

The Commission asked Petrobras to respond to such comments or to inform the Commission of when it will respond within ten (10) business days, which deadline would have elapsed on December 14, 2016. On December 13, 2016, counsel for Petrobras contacted Ms. Diane Fritz by telephone in order to request a ten (10) business day extension as of the deadline, which request was granted. Consequently, Petrobras undertakes to submit a response to the Commission’s comments on or before December 28, 2016.

Ethan Horowitz, p.2

If you have questions or require additional information, please do not hesitate to contact me at (212) 225-2530.

Very truly yours,

/s/ Francesca L. Odell

Francesca L. Odell

cc: Diane Fritz, Securities and Exchange Commission

Ivan de Souza Monteiro, Petróleo Brasileiro S.A.